UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Highlights
•SQM reported total revenues for the three months ended March 31, 2025 of US$1,036.6 million compared to total revenues of US$1,084.5 million for the same period last year.
•Net income for the three months ended March 31, 2025 of US$137.5 million or US$0.48 per share, compared to net loss(1) of US$(869.5) million or US$(3.04) per share for the same period last year.
•Record- high iodine sales price
•Record first-quarter lithium sales volumes reflect strong market demand

SQM will hold a conference call to discuss these results on Wednesday, May 28, 2025 at 12:00pm EDT (12:00pm Chile time).
Participant Call link: https://register-conf.media-server.com/register/BI6159b9c8909e448cb6684738c5d43086
Webcast:https://edge.media-server.com/mmc/p/kosehsfr
Santiago, Chile. May 27, 2025.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net income for the three months ended March 31, 2025, of US$137.5 million or US$0.48 per share, compared to a loss1 of US$(869.5) million or US$(3.04) per share reported for the same period last year.
Gross profit(2) reached US$304.7 million (29.4% of revenues) for the three months ended March 31, 2025, lower than US$368.5 million (34.0% of revenues) recorded for the three months ended March 31, 2024. Revenues totaled US$1,036.6 million for the three months ended March 31, 2025, representing a decrease of 4.4% compared to US$1,084.5 million reported for the three months ended March 31, 2024.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “We closed the first quarter with strong growth—approximately 27% year-on-year—in lithium sales volumes. This is a reflection of the strong demand growth seen during the past few months, driven by the electric vehicle market, particularly in China, along with new demand coming from energy storage systems. Despite the fact that average prices reported during the first quarter 2025 were similar to those reported at the end of last year, we have seen lower prices during the past few weeks, as consequence of a continuously oversupplied market. Therefore, we expect lower realized prices in the second quarter of 2025.”

He continued: “On the production side, things are evolving as expected. The commissioning of the Mount Holland refinery plant is on track to deliver first product in the upcoming months, meanwhile we are actively selling spodumene concentrate in the market. In Chile we continue working to reach a total capacity of 240,000 metric tons of lithium carbonate and 100,000 metric tons of lithium hydroxide. All of this while we continue to process lithium sulfate in China.”

Mr. Ramos added: “We are very pleased with the performance of our iodine business. We continue to see steady market growth, driven by strong demand that is putting upward pressure on prices. However, global supply remains limited, and we expect demand to grow by 1% to 2% annually. In this context, we anticipate maintaining stable sales volumes while prices remain at elevated levels. Construction of our seawater pipeline is moving full steam ahead and will be key to unlocking additional production capacity in the coming years, in the meantime, we are focused on improving operational efficiencies to better respond to market needs.”

The CEO closed by saying: “In our fertilizer business lines, we are seeing some shortage of product in certain markets, which is being reflected in higher prices of potassium chloride and potassium nitrate, continuing the trend we saw at the end of last year. In this context, we remain committed to supporting agricultural productivity by providing value-added products and tailored services to our clients.”

1 Includes the net effect of accounting adjustments for payments related to the specific mining tax for lithium exploitation as of March 31, 2024, for a total amount of US$1,097.6 million. See more in section Income Tax Expenses, below in the document.

SQM S.A. 1Q2025 Earnings release	1

Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$502.9 million during the three months ended March 31, 2025, a decrease of 8.1% compared to US$547.4 million recorded for the three months ended March 31, 2024.
Lithium and Derivatives Sales Volumes and Revenues:

		1Q2025	1Q2024	2025/2024
Lithium and Derivatives (Total)	Th. MT	55.0	43.5	11.5	27%
Lithium and Derivatives Total Revenues	MUS$	502.9	547.4	(44.5)	(8)%

Lithium Chile Division		1Q2025	1Q2024	2025/2024
Lithium and Derivatives	Th. MT	52.3	43.5	8.8	20%
Lithium and Derivatives Revenues	MUS$	487.4	547.4	(60.0)	(11)%

International Lithium Division		1Q2025	1Q2024	2025/2024
Lithium and Derivatives	Th. MT (LCE)	2.7	0.0	2.7	—%
Lithium and Derivatives Revenues	MUS$	15.5	0.0	15.5	—%

During the first quarter of the year, as seen in previous periods, we observed strong commercial activity driven by solid demand—particularly from China, followed by Europe. As a result, we achieved the highest first-quarter sales volumes in the company’s history, with approximately 27% year-on-year growth in volumes.

Although prices have continued to decline quarter over quarter since the beginning of 2023, average prices were stable in the first months of 2025 compared to the fourth quarter of 2024.

Based on market dynamics observed in recent weeks, we expect realized prices for the second quarter to be lower than those in the first quarter, primarily due to additional supply entering the market.

In Australia, production of spodumene concentrate at Mount Holland has met expectations, with the project targeting nameplate capacity by 2026. Construction and commissioning of the refinery are progressing well, with first product expected in the upcoming months.

Gross profit(2) for the Lithium and Derivatives segment accounted for 37.2% of SQM’s consolidated gross profit for the three months ended March 31, 2025.

Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the three months ended March 31, 2025 totaled US$212.2 million, a slight increase when compared to US$207.8 million reported for the three months ended March 31, 2024.
Specialty Plant Nutrition Sales Volumes and Revenues:

		1Q2025	1Q2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	217.2	204.0	13.2	6%
Sodium Nitrate	Th. MT	2.0	7.4	(5.4)	(72)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	117.6	118.6	(1.0)	(1)%
Specialty Blends	Th. MT	54.0	42.8	11.2	26%
Other specialty plant nutrients (*)	Th. MT	43.5	35.1	8.4	24%
Specialty Plant Nutrition Revenues	MUS$	212.2	207.8	4.5	2.2%
*Includes trading of other specialty fertilizers.

SQM S.A. 1Q2025 Earnings release	2

During the first quarter of 2025, Specialty Plant Nutrition sales volumes grew by approximately 6% compared to the same period in 2024, in line with our expectations to grow alongside the market.
In the early months of 2025, we observed uptrend prices, primarily driven by higher potassium chloride prices resulting from strong demand and stable supply with potential disruptions. Given current market conditions and continued strong demand in Latam, the United States, and Europe, we are seeing slight upward pressure on prices.

Gross profit(2) for SPN segment accounted for 12.2% of SQM’s consolidated gross profit for the three months ended March 31, 2025.

Iodine and Derivatives
Revenues from sales of iodine and derivatives during the first three months of the year totaled US$255.0 million, an increase of 6.2% compared to US$240.1 million reported for the first quarter of 2024.
Iodine and Derivative Sales Volumes and Revenues:

		1Q2025	1Q2024	2025/2024
Iodine and Derivatives	Th. MT	3.6	3.7	-0.1	(4)%
Iodine and Derivatives Revenues	MUS$	255.0	240.1	14.9	6%
During the first quarter of 2025, iodine and its derivatives recorded a new all-time high in sales prices, reaching an average of US$71.4 per kilogram, with iodine prices exceeding US$72 per kilogram. Market demand growth is led primarily by the X-ray contrast media application.
We expect prices to remain relatively stable at current levels throughout the year, and our sales volumes to be similar to 2024. We continue to make significant efforts to meet market demand while the seawater pipeline is ready.

Gross profit(2) for the Iodine and Derivatives segment accounted for 46.1% of SQM’s consolidated gross profit for the three months ended March 31, 2025.

Potassium
Potassium revenues for the three months ended March 31, 2025, totaled US$42.5 million, lower than revenues reported during the three months ended March 31, 2024, which totaled US$63.6 million, representing a 33.2% decrease.
Potassium Sales Volumes and Revenues:

		1Q2025	1Q2024	2025/2024
Potassium	Th. MT	100.8	163.4	(62.6)	(38)%
Potassium Revenues	MUS$	42.5	63.6	(21.1)	(33)%
Potassium sales volumes decreased by 38% year-on-year, as previously anticipated, due to lower production from the Salar de Atacama. As a result, we had less product available for third-party sales, given that our main priority is to allocate production as feedstock for potassium nitrate within our Specialty Plant Nutrition business line.
Since late 2024, we have observed strong market demand for potash. Supply delays have contributed to rising prices. Our realized price reached approximately US$422 per ton, and we believe prices will likely remain at current levels or experience further upward pressure.

For 2025, we maintain our forecast of a significant reduction in potassium production. Accordingly, we expect continued lower sales volumes compared to 2024. This is aligned with our strategy to reduce brine extraction, prioritize high-lithium-content brines, and strengthen value-added products of our Specialty Plant Nutrition portfolio.
Gross profit(2) for Potassium segment accounted for 1.6% of SQM’s consolidated gross profit for the three months ended March 31, 2025.

SQM S.A. 1Q2025 Earnings release	3

Industrial Chemicals
Industrial chemicals revenues for the three months ended March 31, 2025 reached US$18.8 million, 13.8% lower than US$21.8 million recorded for the first three months of 2024.
Industrial Chemicals Sales Volumes and Revenues:

		1Q2025	1Q2024	2025/2024
Industrial Nitrates	Th. MT	13.0	14.5	-1.5	(10)%
Industrial Chemicals Revenues	MUS$	18.8	21.8	(3.0)	(14)%
During the first quarter of 2025, sales volumes were lower compared to the same period in the previous year. However, we expect volumes to remain relatively flat quarter over quarter, supported by a stable market environment and steady pricing levels.
Gross profit(2) for the Industrial Chemicals segment accounted for 2.6% of SQM’s consolidated gross profit for the three months ended March 31, 2025.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$5.2 million for the three months ended March 31, 2025, an increase compared to US$3.8 million for the three months ended March 31, 2024, due to positive market demand of the fertilizer industry market.
Financial Information
Cost of Sales
Cost of sales amounted to US$731.9 million for the three months ended March 31, 2025, an increase of 2.2% compared to US$716.0 million for the same period in 2024.
Administrative Expenses

Administrative expenses totaled US$43.4 million (4.2% of revenues) for the three months ended March 31, 2025, compared to US$38.3 million (3.5% of revenues) for the three months ended March 31, 2024.
Financial Indicators
Net Financial Expenses
Net financial expenses for the three months ended March 31, 2025 totaled US$34.3 million, compared to net financial expenses of US$20.5 million for the three months ended March 31, 2024.
Income Tax Expense
Income tax expense for the three months ended March 31, 2025, totaled US$73.4 million, compared to US$1,168.8 million for the same period in 2024. The higher figure in 2024 reflects a one-time accounting adjustment related to the treatment of the specific mining tax, following a decision by the Company’s Board to align with the methodology applied by the Chilean Internal Revenue Service (“SII”).
As of March 31, 2024, the Company recognized a tax expense adjustment of US$1,097.6 million, broken down as follows:
•US$926.7 million related to tax years 2012 to 2022
•US$162.7 million related to the 2023 tax year
•US$8.2 million related to the first quarter of 2024

Of the US$73.4 million in income tax expense recorded in the first quarter of 2025, approximately US$4.8 million corresponded to the specific mining tax applied on lithium, compared to US$8.2 million for the same period in 2024.

SQM S.A. 1Q2025 Earnings release	4

For more information on income tax expense, please refer to Note 26, section (g) of our Consolidated Financial Statements. Additional context on tax claims and treatments can be found in Note 21.3.

Adjusted EBITDA(3)
Adjusted EBITDA for the three months ended March 31, 2025, reached US$359.6 million (Adjusted EBITDA margin of 34.7%), compared to US$403.6 million (Adjusted EBITDA margin of 37.2%) for the three months ended March 31, 2024.
Notes:
(2) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(3) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 1Q2025 Earnings release	5

EBITDA Reconciliation

	For the 1st quarter		For the three months ended March 31,
(US$ millions)	2025	2024	2025	2024

Profit for the Period	138.3	(868.7)	138.3	(868.7)
(+) Depreciation and amortization expenses	98.3	73.4	98.3	73.4
(+) Finance costs	53.9	46.8	53.9	46.8
(+) Income tax expense	73.4	1,168.8	73.4	1,168.8
EBITDA	364.0	420.4	364.0	420.4
(-) Other income	1.3	1.3	1.3	1.3
(-) Other gains (losses)	(1.1)	(2.0)	(1.1)	(2.0)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	2.8	4.6	2.8	4.6
(+) Other Expenses	(16.6)	(16.2)	(16.6)	(16.2)
(+) Impairment of financial assets and reversal of impairment losses	—	0.6	—	0.6
(-) Finance income	19.7	26.3	19.7	26.3
(-) Foreign currency translation differences	(1.8)	2.3	(1.8)	2.3
Adjusted EBITDA	359.6	403.6	359.6	403.6

SQM S.A. 1Q2025 Earnings release	6

Consolidated Statement of Financial Position

	As of March 31,	As of Dec. 31,
(US$ millions)	2025	2024

Total Current Assets	5,595.9	5,578.3
Cash and cash equivalents	1,656.1	1,377.9
Other current financial assets	704.1	1,079.6
Accounts receivable (1)	683.9	634.8
Inventory	1,788.8	1,702.2
Others	763.0	783.8

Total Non-current Assets	5,892.3	5,917.1
Other non-current financial assets	46.2	60.7
Investments in related companies	603.4	585.8
Property, plant and equipment	4,333.8	4,433.6
Other Non-current Assets	813.8	837.0

Total Assets	11,488.2	11,495.5

Total Current Liabilities	1,944.5	2,218.8
Short-term debt	901.2	1,163.5
Others	1,043.3	1,055.3

Total Long-Term Liabilities	4,251.5	4,078.7
Long-term debt	3,765.4	3,600.6
Others	486.0	478.1

Shareholders’ Equity before Minority Interest	5,253.5	5,160.8

Minority Interest	38.9	37.2

Total Shareholders’ Equity	5,292.4	5,198.1

Total Liabilities & Shareholders’ Equity	11,488.4	11,495.6

Liquidity (2)	2.9	2.5
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 1Q2025 Earnings release	7

Consolidated Statement of Income

	For the 1st quarter		For the three months ended March 31,
(US$ millions)	2025	2024	2025	2024

Revenues	1,036.6	1,084.5	1,036.6	1,084.5

Lithium and Derivatives	502.9	547.4	502.9	547.4
Specialty Plant Nutrition (1)	212.2	207.8	212.2	207.8
Iodine and Derivatives	255.0	240.1	255.0	240.1
Potassium	42.5	63.6	42.5	63.6
Industrial Chemicals	18.8	21.8	18.8	21.8
Other Income	5.2	3.8	5.2	3.8

Cost of Sales	(731.9)	(716.0)	(731.9)	(716.0)

Gross Profit	304.7	368.5	304.7	368.5

Administrative Expenses	(43.4)	(38.3)	(43.4)	(38.3)
Financial Expenses	(53.9)	(46.8)	(53.9)	(46.8)
Financial Income	19.7	26.3	19.7	26.3
Exchange Difference	(1.8)	2.3	(1.8)	2.3
Other	(13.5)	(11.8)	(13.5)	(11.8)

Income Before Taxes	211.7	300.2	211.7	300.2

Income Tax	(73.4)	(1,168.8)	(73.4)	(1,168.8)

Net Income before minority interest	138.3	(868.7)	138.3	(868.7)

Minority Interest	(0.8)	(0.8)	(0.8)	(0.8)

Net Income	137.5	(869.5)	137.5	(869.5)
Net Income per Share (US$)	0.48	(3.04)	0.48	(3.04)
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 1Q2025 Earnings release	8

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
For media inquiries, contact:
SQM Lithium Chile Division: Ignacia Lopez / ignacia.lopez@sqm.com
SQM International Lithium Division: Kathryn Ogilvie / kathryn.ogilvie@sqm.com
SQM Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 1Q2025 Earnings release	9

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 27, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.